OMB APPROVAL
                                                   =============================
                                                   OMB Number: 3235-0116
                                                   =============================
                                                   Expires: August 31, 2005
                                                   =============================
                                                   Estimated average burden
                                                   hours per response: 6.00
                                                   =============================

                                    FORM 6-K/#2
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                          For the month of May, 2005

                         Commission File Number 0-14009

                      CONSOLIDATED MERCANTILE INCORPORATED
                (Translation of registrant's name into English)

                   106 Avenue Road, Toronto, Ontario M5R 2H3
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F....X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Included in this Report on Form 6-k:

PRESS RELEASE - May 16, 2005

INTERIM FINANCIAL STATEMENTS MARCH 31, 2005

MANAGEMENT'S  DISCUSSION  AND  ANALYSIS OF  FINANCIAL  CONDITION  AND RESULTS OF
  OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2005

CEO CERTIFICATION OF INTERIM FILINGS

CFO CERTIFICATION OF INTERIM FILINGS

PRESS RELEASE - MAY 16, 2005


                      CONSOLIDATED MERCANTILE INCORPORATED

                                  PRESS RELEASE

Toronto, Ontario - May 16, 2005 - Consolidated Mercantile Incorporated (TSX - "CMC" - common) (NASDAQ - "CSLMF" - common)

Consolidated Mercantile Incorporated reports first quarter financial results

In March 2004, Consolidated Mercantile Incorporated ("CMI") completed the sale of approximately 48% of its holdings in Polyair Inter Pack Inc. ("Polyair") and retains 24% of the common shares of Polyair. Polyair's fiscal year end is October 31, and accordingly, the unaudited Consolidated Statement of Operations for the comparative three month period ended March 31, 2004 includes the results of Polyair for the four months ended February 2004. As CMI and Polyair no longer have a parent-subsidiary relationship, the investment in Polyair is now accounted for using the Equity Method.

Revenues for the three month period ended March 31, 2005 decreased to approximately $8.6 million from $76.7 million in the comparable 2004 period. Sales now represent the consolidation of our furniture operations only. Net Loss for the period was $997,630 compared to Net Earnings of $5.5 million in the comparable 2004 period. First quarter Net Earnings for 2004 included the gain on sale of the investment in Polyair. Sales and earnings for the quarter were impacted by a temporary decrease in production capacity resulting from the relocation of one of our Toronto furniture manufacturing plants to a new North Carolina facility. Loss per share for the quarter was $0.20 compared with earnings of $1.12 in the comparable 2004 period.

Consolidated Mercantile Incorporated is a management holding company which provides merchant banking and effects its investment strategy through investment in and management of its core strategic industries including packaging, swimming pool products, furniture and finance.

"Safe Harbor" statement under the Private Securities Reform Act of 1995: This release contains forward-looking statements which reflect management's current views of future events and operation. These forward-looking statements are based on assumption and external factors, including assumptions relating to product pricing, competitive market conditions, financial data and other risks or uncertainties detailed from time to time in the Company's filings with the Securities and Exchange Commission. These forward-looking statements represent the Company's judgement as of the date of this release and any changes in the assumptions or external factors could produce significantly different results.

For further information, please contact:

Stan Abramowitz, Secretary
(416) 920-0500

                      CONSOLIDATED MERCANTILE INCORPORATED


                           CONSOLIDATED BALANCE SHEET

                                 MARCH 31, 2005

--------------------------------------------------------------------------------------------------------
                                                                   (Unaudited)
                                                             March 31     December 31
                                                               2005           2004
                                   A S S E T S
CURRENT
  Cash and cash equivalents                                 $11,099,312    $12,320,246
  Short-term investments                                        590,058        587,746
  Accounts receivable                                         5,958,119      7,343,508
  Inventories                                                 5,022,813      4,569,191
  Prepaid expenses                                              268,138         89,219
                                                             -----------    -----------

                                                             22,938,440     24,909,910

INVESTMENTS                                                  11,045,917     11,912,447

PROPERTY, PLANT AND EQUIPMENT                                 1,921,989      1,834,803

GOODWILL                                                        118,720        118,720

FUTURE INCOME TAXES                                             724,679        781,332

                                                             -----------    -----------

                                                            $36,749,745    $39,557,212
                                                             ===========    ===========


                              L I A B I L I T I E S
CURRENT
  Bank indebtedness                                         $ 2,343,868    $ 1,287,920
  Accounts payable and accrued liabilities                    3,045,209      3,817,025
  Income taxes payable                                          610,661      2,430,440
                                                             -----------    -----------

                                                              5,999,738      7,535,385

LONG-TERM DEBT                                                1,087,500      1,087,500

NON-CONTROLLING INTEREST                                      3,464,757      3,709,090

FUTURE INCOME TAXES                                             178,000        178,000
                                                             -----------    -----------

                                                             10,729,995     12,509,975
                                                             -----------    -----------


                      S H A R E H O L D E R S' E Q U I T Y

CAPITAL STOCK                                                 2,762,977      2,762,977

CONTRIBUTED SURPLUS                                              59,411         59,411

CUMULATIVE TRANSLATION ACCOUNT                                 (898,057)      (868,200)

RETAINED EARNINGS                                            24,095,419     25,093,049

                                                             -----------    -----------

                                                             26,019,750     27,047,237
                                                             -----------    -----------

                                                            $36,749,745    $39,557,212
                                                             ===========    ===========

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF OPERATIONS
                              AND RETAINED EARNINGS

                        THREE MONTHS ENDED MARCH 31, 2005

--------------------------------------------------------------------------------------------------------
                                                                                     (Unaudited)

                                                                                2005           2004
SALES                                                                        $ 8,621,909    $76,731,008

COST OF SALES                                                                  7,326,075     60,801,573
                                                                              -----------    -----------
                                                                               1,295,834     15,929,435
                                                                              -----------    -----------

OTHER INCOME                                                                      64,259         20,669
                                                                              -----------    -----------

EXPENSES
  Selling and administrative                                                   1,999,766     15,108,089
  Amortization                                                                   105,000      2,972,069
  Interest on long-term debt                                                      16,138        381,780
  (Gain) loss on foreign exchange                                               (159,573)        81,145
                                                                              -----------    -----------
                                                                               1,961,331     18,543,083
                                                                              -----------    -----------

LOSS FROM OPERATONS BEFORE  THE UNDERNOTED ITEMS                                (601,238)    (2,592,979)

  Gain on sale of investment in consolidated subsidiary                                -      8,903,088
  Equity in earnings (loss) of significantly influenced companies               (830,073)           916
  Loss on disposal of investment of equity investee                                    -        (29,473)
                                                                              -----------    -----------
                                                                                (830,073)      8,874,531
                                                                              -----------    -----------

EARNINGS (LOSS) BEFORE INCOME TAXES
  AND NON-CONTROLLING INTEREST                                                (1,431,311)     6,281,552

  Income taxes (recovered)                                                      (189,347)     1,542,183
                                                                              -----------    -----------

EARNINGS (LOSS) BEFORE NON-CONTROLLING INTEREST                               (1,241,964)     4,739,369

  Non-controlling interest                                                       244,334        780,524
                                                                              -----------  -------------

NET EARNINGS (LOSS) FOR THE PERIOD                                              (997,630)     5,519,893

RETAINED EARNINGS, beginning of  period                                       25,093,049     20,629,808
                                                                              -----------  -------------

RETAINED EARNINGS, END OF PERIOD                                             $24,095,419    $26,149,701
                                                                              ===========    ===========

EARNINGS (LOSS) PER SHARE
     Basic                                                                        $(0.20)         $1.12
     Diluted                                                                      $(0.20)         $1.04

Weighted average number of common shares
     Basic                                                                     5,011,307      4,922,601
     Diluted                                                                   5,011,307      5,321,399

Notes to Interim Financial Statements

The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in Canada on a basis consistent with those followed in the most recent audited financial statements. These unaudited consolidated financial statement do not include all the information and footnotes required by the generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements and notes included in the Company's Annual Report for the year ended December 31, 2004.

Financial results or Polyair Inter Pack Inc. ("Polyair") are accounted for using the equity method. The comparative figures include the consolidation of the results of Polyair up to the time of deconsolidation (four month period ended February 2004). Certain comparative figures have been reclassified to conform to the presentation of the March 31, 2005 unaudited consolidated financial statements.

                      CONSOLIDATED MERCANTILE INCORPORATED

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                        THREE MONTHS ENDED MARCH 31, 2005

--------------------------------------------------------------------------------------------------------
                                                                                    (Unaudited)

                                                                                2005           2004
CASH PROVIDED BY (USED FOR):
OPERATING ACTIVITIES
  Net earnings (loss) for the period                                         $  (997,630)   $ 5,519,893
  Amortization                                                                   105,000      2,972,069
  Gain on sale of investment in consolidated subsidiary                                -     (8,903,088)
  Equity in (earnings) loss of significantly influenced companies                830,073           (916)
  Loss on disposal of investment of equity investee                                    -         29,473
  Future income taxes                                                             56,653        (38,000)
  Non-controlling interest                                                      (244,334)      (780,524)
  Increase in short-term investments                                              (2,309)        (1,994)
                                                                              -----------  -------------
                                                                                (252,547)    (1,203,087)
  Change in non-cash components of working capital                            (1,838,784)     2,120,345
  Net cash flows of deconsolidated subsidiary                                    -           (1,648,310)
                                                                              -----------    -----------
                                                                              (2,091,331)      (731,052)
                                                                              -----------    -----------
FINANCING ACTIVITIES
  Increase in bank indebtedness                                                1,055,982        552,993
  Repayment of long-term debt                                                          -       (674,623)
                                                                              -----------    -----------
                                                                               1,055,982       (121,630)
                                                                              -----------    -----------
INVESTING ACTIVITIES
  Cash disposed of on deconsolidation of subsidiary                                    -     (1,170,886)
  Capital expenditures on property, plant and equipment                         (192,185)       (19,187)
  Proceeds on disposal of investment, net                                              -     18,198,441
  Other                                                                            6,600              -
                                                                              -----------    -----------
                                                                                (185,585)    17,008,368
                                                                              -----------    -----------

CHANGE IN CASH POSITION                                                       (1,220,934)    16,155,686

Cash and cash equivalents, beginning of period                                12,320,246      1,475,320
                                                                              -----------    -----------

CASH AND CASH EQUIVALENTS, END OF PERIOD                                     $11,099,312    $17,631,006
                                                                              ===========    ===========

Supplemental cash flow information:
  Income taxes paid                                                          $   213,367    $   715,787
  Interest (received) paid, net                                              $    (8,626)   $   836,766
--------------------------------------------------------------------------------------------------------

Segmented information for the three months ended March 31
(expressed in thousands of dollars)                                             2005           2004

Industry Segments:

  Net sales             Packaging Products                                   $         -    $    40,824
                        Pool Products                                                  -         25,542
                        Furniture                                                  8,622         10,365
                                                                              -----------    -----------
                                                                             $     8,622    $    76,731
                                                                              -----------    -----------

  Operating profit(loss)Packaging Products                                   $         -    $     6,781
                        Pool Products                                                  -         (2,313)
                        Furniture                                                   (624)          (263)
                                                                              -----------    -----------
                                                                             $      (624)   $     4,205
                                                                              -----------    -----------

  Total assets          Furniture                                            $    13,350    $    14,929
                        Corporate                                                 23,400         28,239
                                                                              -----------    -----------
                                                                             $    36,750    $    43,168
                                                                              -----------    -----------

  Capital expenditures  Furniture                                            $       192    $        19
                                                                              -----------    -----------

Geographic Segments:

  Net sales             Canada                                               $     6,432    $    23,294
                        United States                                              2,190         50,476
                        Europe                                                         -          2,961
                                                                              -----------    -----------
                                                                             $     8,622    $    76,731
                                                                              -----------    -----------

  Plant, property, equipment and goodwill
                        Canada                                               $     1,744    $     2,230
                        United States                                                297              -
                                                                              -----------    -----------
                                                                             $     2,041    $     2,230
                                                                              -----------    -----------

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                       OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

                    FOR THE THREE MONTHS ENDED MARCH 31, 2005


The following management's discussion and analysis (MD&A) provides a review of the financial condition and results of operations of Consolidated Mercantile Incorporated ("the Company") for the three months ended March 31, 2005. This MD&A should be read in conjunction with the Company's March 31, 2005 unaudited consolidated financial statements included elsewhere herein.

In this document and in the Company's unaudited consolidated financial statements, unless otherwise noted, all financial data is prepared in accordance with Canadian Generally Accepted Accounting Principals (GAAP). All amounts, unless specifically identified as otherwise, both in the unaudited consolidated financial statements and this MD&A, are expressed in Canadian dollars.

Management's Discussion and Analysis contains forward-looking statements, including statements concerning possible or assumed future results of operations of the Company. Forward-looking statements typically involve words or phrases such as "believes", "expects", "anticipates", "intends", "foresee", "estimates" or similar expressions. Forward-looking statements involve risks, uncertainties and assumptions, as described from time to time in the Company's reports and filed with the United States Securities and Exchange Commission and securities commissions in Canada, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. In addition, the Company expressly disclaims any obligation to publicly update or alter its previously issued forward-looking statements.


THE COMPANY

The Company is a management holding company which effects its strategy through investment in, management of and merchant banking to its core strategic industries, including furniture and finance, with the objective of creating added value to the Company and its shareholders. In addition, the Company retains a 24% equity interest in Polyair Inter Pack Inc. ("Polyair"), previously the Company's specialty pool cover and packaging subsidiary.

Distinctive Designs Furniture Inc. ("Distinctive"), the Company's furniture manufacturing subsidiary, focuses on the manufacture and sale of leather and fabric upholstered furniture to major Canadian department stores, and to mass merchants and independent furniture stores in both Canada and the United States. Distinctive produces and distributes its products from three Canadian facilities. In addition, Distinctive recently relocated one of its Toronto facilities to North Carolina where production commenced in late March.

Polyair manufactures products for the protective packaging and swimming pool industries. Polyair's Packaging Division sells its products to distributors and retailers in North America who service a wide variety of end users. Polyair's Pool Division serves leading distributors and retailers in Canada and the United States and exports approximately 15% of its products outside North America. Polyair manufactures and markets its products from twelve facilities located throughout North America.

The Company focuses on internal growth and strategic acquisitions of companies having synergistic product lines and technologies, management strength and a presence in markets with potential for sales of complementary products. The Company seeks to generate significant additional volume by adding manufacturing, marketing and distribution resources to further increase capacity. Our acquisition strategy is designed to complement and accelerate our pattern of internal growth.

LIQUIDITY AND CAPITAL RESOURCES

The Company's principal sources of liquidity are cash on hand, unused borrowing capacity under existing lines of credit and cash flow from operations.

The Company's working capital amounted to $16.9 million at March 31, 2005 compared to $17.4 million at December 31, 2004. The ratio of current assets to current liabilities improved to 3.8:1 at March 31, 2005 from 3.3:1 at December 31, 2004.

Accounts Receivable decreased by approximately $1.4 million from December 31, 2004 to $6.0 million at March 31, 2005. The decrease was attributable to a combination of collection efforts and lower sales levels generated by Distinctive during the first quarter of 2005. Distinctive's Inventories at March 31, 2005 increased by approximately $0.5 million from December 31, 2004 due to increased inventory levels required to service volume promotional sales. Accounts Payable decreased by approximately $0.8 million from December 31, 2004 to $3.0 million at March 31, 2005. The decrease in Accounts Payable was due to the payment of trade payables. Income taxes payable decreased by approximately $1.8 million as a result of the payment of 2004 taxes. The Company's total debt increased to $3.4 million as at March 31, 2005 compared to $2.3 million at December 31, 2004 due to an increase in Bank Indebtedness.

During three month ended March 31, 2005, the Company's cash position decreased by $1.2 million to $11.1 million from $12.3 million at December 31, 2004. The net decrease was due to the following:

- Operating Activities decreased cash by $2.1 million as a result of cash utilized in operations;

- Financing Activities increased cash by approximately $1.1 million. This was due to increased Bank Borrowings utilitzed to finance Distinctive's working capital requirements and capital expenditures during the quarter;

- Investing Activities decreased cash by $0.2 million due to capital expenditures required for Distinctive's new North Carolina manufacturing facility.


As at March 31, 2005, Distinctive had unused available borrowing capacity of approximately $4.3 million under its credit facility.


The following is a summary of the Company's consolidated contractual obligations as at March 31, 2005:

(In thousands of dollars)

                                                          Less Than                                            After
                                             Total           1 Year     1 - 3 Years      4 - 5 Years         5 Years
                                   ---------------- ---------------- --------------- ---------------- ---------------
Long-term Debt                             $ 1,087          $   Nil          $  550           $  537          $  Nil
Lease Obligations                            2,944            1,061           1,606              159             118
                                   ---------------- ---------------- --------------- ---------------- ---------------
Total Contractual Obligations              $ 4,031          $ 1,061         $ 2,156           $  696         $   118
                                   ================ ================ =============== ================ ===============


The Company's 2005 ongoing expected costs include cost of sales, selling and administrative expenses, fees for management and administrative services provided to the Company, legal and audit fees, public company shareholder costs and interest expense. The Company expects to generate the revenue required in order to service these expenditures from sales and investment income and believes that it will have sufficient cash resources to meet its 2005 requirements.



RESULTS OF OPERATIONS

The following table sets forth items derived from the unaudited consolidated statements of operations for each of the eight most recently completed quarters:

(In thousands of dollars, except per share amounts)

----------------------------- ---------- -- --------- --------------------- ---------- -- ---------- ---------- ---------- ---
                                                              2004                                     2003
                                2005
                              ----------    --------- ---------- ---------- ----------    ---------- ---------- ----------

                              First         Fourth     Third      Second     First         Fourth     Third      Second
                               Quarter      Quarter    Quarter    Quarter    Quarter       Quarter    Quarter    Quarter
                              ----------    --------- ---------- ---------- ----------    ---------- ---------- ----------
Sales                           $ 8,622      $13,226    $10,906    $12,733    $76,731       $65,479    $78,970    $59,286

Net earnings (loss)                (998)        (240)      (525)       485      5,519           991        936        810

Earnings (loss) per share
  Basic                         $ (0.20)     $ (0.05)   $ (0.10)    $ 0.10     $ 1.12        $ 0.20     $ 0.19     $ 0.16
  Diluted                         (0.20)       (0.04)     (0.10)      0.09       1.02          0.18       0.17       0.15
----------------------------- ---------- -- --------- ---------- ---------- ---------- -- ---------- ---------- ----------

General

The following table sets forth items derived from the consolidated statements of operations for the three-month periods ended March 31, 2005 and 2004:

(In thousands of dollars)


                                       Three Months Ended March 31
                                               (Unaudited)
                                      ---------------------------
                                           2005            2004
                                      ---------------------------
Sales                                   $ 8,622         $ 76,731
Cost of sales                             7,326           60,802
                                      ---------------------------
Gross profit *                            1,296           15,929
Other income                                 64               21
Expenses                                 (1,961)         (18,543)
Gain on sale of investment                    -            8,903
Loss on equity items                       (830)             (29)
                                      ---------------------------
Earnings (loss) before income taxes      (1,431)           6,281
Income taxes                                189           (1,542)
Non-controlling interest                    244              780
                                      ---------------------------
Net earnings (loss)                    $   (998)        $  5,519
                                      ===========================


*Gross profit is not a recognized measure under Canadian Generally Accepted Accounting Principles and readers are cautioned that Gross profit should not be considered as an alternative to net earnings (loss) or cash from operating activities as an indicator of the Company's performance or cash flows. The Company's method for calculating gross profit may differ from other companies and may not be comparable to measures used by other companies. The Company defines Gross profit as net earnings (loss) before other income, selling and administrative expenses, interest expense, amortization, loss on foreign exchange, gain on sale of investment, income (loss) on equity items, non-controlling interest and income taxes.

Review of First Quarter Results for Fiscal 2005 and Fiscal 2004

Sales. Sales for the first quarter of 2005 were $8.6 million, a decrease of $68.1 million as compared to $76.7 million for the comparable 2004 period. These substantial decreases were a result of the deconsolidation of Polyair. Furniture sales for the quarter decreased by $1.7 million from the comparable 2004 period. Distinctive sales for the first quarter were impacted by a temporary decrease in production capacity resulting from the relocation of one of its Toronto plants to the new North Carolina facility. Distinctive expects to rebuild this production capacity during the second quarter.

Gross Profit. Gross profit as a percentage of sales decreased to 15.0% for the first quarter of 2005 compared with 20.8% for the comparable 2004 period. The decrease in gross profit percentage in the first quarter of 2005 was due to the deconsolidation of Polyair as traditionally gross profits from specialty cover and packaging sales have been higher than that of furniture. Gross profit for furniture sales remained fairly constant at 15.0% in the first quarter of 2005 as compared to 14.9% for the comparable 2004 period.

Selling and Administrative Expenses. Selling and administrative expenses as a percentage of sales were 23.2% for the first quarter of 2005 and 19.7% for the comparable 2004 period. The increase in selling and administrative expenses as a percentage of sales was due to the deconsolidation of Polyair and the effect of distributing fixed costs over lower sales volumes. The increase in Distinctive's selling and administrative expenses during the first quarter was attributable to expenses incurred as part of the relocation to the new North Carolina plant as well as costs associated with increased product development activities.

Other Expenses. During the first quarter of 2005 and 2004 the Company incurred other expenses of ($38,435) and $3.4 million respectively. Other expenses for the quarter were positively impacted by the effect of a strengthening U.S. dollar on the Company's U.S. cash balances. The substantial decreases in the first quarter of 2005 as compared to the 2004 comparable period were due to the previously noted deconsolidation of Polyair. Gain on Sale of Investment (2004). In March 2004 the Company sold a portion of its investment in Polyair for a total consideration of $20.3 million resulting in a gain of approximately $9.0 million. As the sale was negotiated in U.S. dollars, on closing the proceeds thereof were favourably impacted by a foreign exchange gain of approximately $0.7 million.

Equity Earnings (Loss). Equity loss amounted to $830,073 for the first quarter of 2005 as compared to equity earnings of $916 for the comparable 2004 period. The loss for the period was due to the inclusion of the Company's share of Polyair's losses for its first quarter ended January 31, 2005. Polyair's results for the first quarter of 2005 were impacted by an increase in material costs. The financial results of Polyair were consolidated with the accounts of the Company in the comparable 2004 period.

Income Tax Provision. The effective tax rate decreased to 13.2% for the first quarter of 2005, compared to 24.6% for the comparable 2004 period. The difference between the Company's statutory tax rate and its effective tax rate is primarily attributable to non-taxable equity items, certain non-deductible expenses, and capital gain tax treatment on the gain on sale of the investment in Polyair (2004).

Net Earnings (Loss). Net loss for the first quarter of 2005 was $997,630 as compared to net earnings of $5,519,893 in the comparable 2004 period. The decrease in quarterly earnings was due to first quarter losses generated by Distinctive and Polyair. This loss was partially offset by the positive effect of foreign exchange rate fluctuations on the Company's U.S. cash balances. Net earnings generated in the first quarter of 2004 were favourably impacted by the gain on sale of a portion of the Company's investment in Polyair. This 2004 gain was partially offset by the Company's share of losses generated by Polyair during the same period.

Inflation. Inflation has not had a material impact on the results of the Company's operations in its last quarter, and is not anticipated to materially impact on the Company's operations during its current fiscal year.
RELATED PARTY TRANSACTIONS

The Company entered into transactions and had outstanding balances with various companies related by common ownership and management.

The transactions with related parties are in the normal course of business and are measured at the transfer amount which is the amount of consideration established and agreed to by the related parties.

In 2001, the Company issued a convertible secured debenture in the amount of $1.1 million to Cambrelco Inc. ("Cambrelco"), an Ontario corporation. This debenture bears interest at 11.9% per annum, with interest payable in advance on a quarterly basis, due September 8, 2006. The Company also issued 209,523 share purchase warrants to the debenture holder enabling the purchase of 366,665 common shares at the price of $3.00 per share pursuant to the long-term debt repayment options. $550,000 principal amount of this debenture remains outstanding as at March 31, 2005. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Cambrelco. Stan Abramowitz is an officer and director of the Company and an officer of Cambrelco. Subsequent to the end of the quarter, the Company agreed to purchase this debenture for cancellation as the purchase will be anti-dilutive and result in significant interest savings.

During the period under review, Distinctive paid to Forum Financial Corporation ("Forum") an agreed upon fee of $18,000 for management and consulting services rendered. Fred Litwin, the President, a director and indirect controlling shareholder of the Company, is a director and controlling shareholder of Forum. Stan Abramowitz is an officer and director of both the Company and Forum.

Distinctive entered into a lease agreement with Genterra Inc. ("Genterra") for warehouse space located at 140 Wendel Avenue, Toronto, Ontario. The lease term commenced October 1, 2004 and ends September 30, 2007 at an annual rental of $275,000 per year. Alan Kornblum is an officer and/or director of Distinctive and Genterra. Stan Abramowitz is an officer and/or director of the Company, Genterra, and Distinctive.


SHARE DATA


The following table sets forth the Outstanding Share Data for the Company as at March 31, 2005:

                                                                                       Authorized               Issued
                                                                               ------------------- --------------------
Preference Shares, issuable in series                                                   Unlimited
  Class A Preference shares
  $0.04 non-cumulative, non-voting, non -participating, $0.44 redeemable                Unlimited              315,544

Common Shares                                                                           Unlimited            5,011,307

Share Options
Options issued and outstanding under share option plan                                                         277,500

Share Purchase Warrants
Warrants issued and outstanding pursuant to long-term debt agreement Each warrant entitles the holder to purchase one Common share at $3.00 per share
Warrants expire on September 7, 2006                                                                           226,665

Convertible Debenture
Convertible by the holder into Common shares at $3.00 per share until September 8, 2006
Number of Common shares to be issued upon conversion                                                           183,334

RISKS AND UNCERTAINTIES

The Company's operating results are reported in Canadian dollars. Historically, approximately 73% of Polyair's and 20% of Distinctive's sales revenues were generated primarily in the United States in U.S. dollars. While Polyair is now being accounted for using the equity method and revenues and expenses from this investment are no longer recorded, the equity results therefrom still have a direct impact on the results of the Company. The average exchange rate for income statement translation of U.S. dollar denominated amounts was 1.21 for the first three months of 2005 and 1.31 for the comparable 2004 period. Exchange rate fluctuations are beyond the control of the Company and there can be no assurance that the Canadian Dollar will not appreciate against the U.S. Dollar. Accordingly, any increase in the value of the Canadian Dollar versus the U.S. Dollar will reduce the Company's sales revenue as expressed in Canadian dollars and may also impact the results of Polyair, the Company's investee company. Polyair and Distinctive purchase goods and services in both Canadian and U.S. dollars. To reduce their exposure to exchange rate fluctuations, the Company, Polyair, and Distinctive may hedge their currency risk, based on management's view of currency trends, estimated currency requirements and consultation with the Company's financial advisors.

Distinctive and Polyair use various commodity raw materials and energy products in conjunction with their manufacturing processes. Generally, they acquire such components at market prices and do not use financial instruments to hedge commodity prices. As a result, they are exposed to market risk related to changes in commodity prices related to these components.

Weather is the principal external factor that affects demand for Polyair's Pool Division products. Unseasonal late warming or a wet early summer can decrease the length of the pool season and reduce demand for these products. Polyair's pool products business is highly seasonal and as a result a substantial portion of its operating income is generated in its third quarter. Any factors that disrupt sales or operations in these months could materially affect the earnings of Polyair.

Polyair and Distinctive are subject to a wide range of environmental laws and regulations in Canada and the United States pertaining to the discharge of materials into the environment, the handling and disposition of wastes and otherwise relating to the protection of the environment. Included in the assets purchased by Polyair from Jacuzzi Leisure Products Ltd. and Jacuzzi Inc. is a property in Toronto that has been identified as having some industrial contamination. Polyair has reserved funds for remediation thereof. In addition, Polyair has entered into a put/call agreement that allows for the sale of this property. Polyair entered into this transaction with a view to divesting itself of a source of potential environmental liability. Although all other facilities are in compliance with regulatory standards, there can be no assurance that changes in environmental laws and regulations, or their application, will not require further expenditures by either Polyair or Distinctive.

Distinctive and Polyair face a certain degree of credit risk arising from the sales of products on credit terms to customers. Distinctive and Polyair seek to maintain a diversified customer base in order to limit exposure to credit risk from any one customer. Distinctive and Polyair attempt to mitigate credit risk through the establishment of credit limits and terms of sales with customers. Credit limits are reviewed and monitored regularly. During the period under review, three separate customers at Distinctive accounted for approximately 44% (2004 - 44%) of its revenues. Loss of any of these customers could result in unsold inventory and decreased capacity utilization.

The risks and uncertainties discussed above highlight the more important factors that could significantly affect the Company's operations and profitability. They do not represent an exhaustive list of all potential issues that could affect the financial results of the Company.


OUTLOOK

With the 2004 sale of part of its holdings in Polyair, the Company has substantially enhanced its working capital. The Company continues to consider potential options to build shareholder equity and to maximize shareholder return on investment wherever possible.

The Company's furniture subsidiary, Distinctive, continues to expand its Canadian product placement and brand awareness. Distinctive is working towards expanding its U.S. manufacturing base and to consolidate certain of its Canadian manufacturing operations with a view to increasing sales and reducing costs. During the period under review, as part of its ongoing cost reduction strategy, Distinctive, amongst other things, relocated one of its Toronto plants to a new North Carolina facility. Distinctive's capacity was temporarily reduced as a result of the relocation. Capacity is expected to be built back up during the second quarter of 2005.

The Company retains a 24% equity interest in Polyair. Polyair continues to be impacted by rising raw material costs and it is determined to seek price increases and operational improvements to offset these higher costs. The combination of a reduced cost base, improved product mix and the anticipated stabilization in commodity prices is expected to result in improved performance.



CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company's discussion and analysis of its results of operations and financial condition are based upon its consolidated financial statements that have been prepared in accordance with generally accepted accounting principles in Canada. The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and the disclosure of contingent assets and liabilities. Estimates and assumptions are evaluated on an ongoing basis and are based on historical and other factors believed to be reasonable under the circumstances. The results of these estimates may form the basis of the carrying value of certain assets and liabilities and may not be readily apparent from other sources. Actual results, under conditions and circumstances different from those assumed, may differ from estimates.

The Company believes the following accounting policies are critical to its business operations and the understanding of results of operations and affect the more significant judgements and estimates used in the preparation of its consolidated financial statements:

         Sales Returns and Allowances - Distinctive and Polyair record customer product returns as an adjustment to sales. Distinctive and Polyair estimate and accrue their customer returns based on historical trends and known returned goods authorizations. Higher product returns after the reporting of their financial results may cause these estimates to be inadequate and could result in changes to income in future periods.

         Allowance for Doubtful Accounts -Distinctive and Polyair maintain accounts receivable allowances for estimated losses resulting from the inability of their customers to make payments. Additional allowances may be required if the financial condition of customers deteriorates.

         Valuation of Obsolete Inventory - In evaluating the adequacy of provision for inventory obsolescence, a number of factors are considered, including level of inventory in relationship to historical and forecasted sales, changes in customer preferences and new product offerings. For both Distinctive and Polyair, provision for inventory obsolescence may require adjustment as any of the above mentioned factors change.



         Future Income Taxes - The Company follows the asset and liability method of accounting for income taxes. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and tax basis of the assets and liabilities. Consistent with this policy, the Company recognizes future tax assets, net of a valuation allowance. Based on current projections of future taxable income over the periods in which the future income tax assets are deductible, management believes it is more likely than not that the Company will realize the benefits of the future tax assets, net of existing valuation allowance. Changes in future profitability of the Company may impact the realization of these future tax assets.


RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS
During fiscal 2004, the Canadian Institute of Chartered Accountants issued several new accounting pronouncements, which either had or will not have a material impact on the Company's consolidated financial statements (see notes - "Summary of Significant Accounting Policies" to the consolidated financial statements for the fiscal year ended December 31, 2004).



ADDITIONAL INFORMATION
Additional information relating to the Company, including the Company's Annual Information Form and unaudited quarterly financial results for the reporting period ended 2005 and 2004, can be accessed on SEDAR (www.sedar.com) in Canada and on EDGAR (www.sec.gov/edgar.shtml) in the United States. For further information shareholders may also contact the Company by email at info@consolidatedmercantile.com.

                                 Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCorporated



I, Fred A. Litwin, Chief Executive Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCorporated for the period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED:  May 16, 2005.





Fred A. Litwin
Chief Executive Officer
Consolidated Mercantile Incorporated

                                 Form 52-109FT2

                        Certification of Interim Filings

                      CONSOLIDATED MERCANTILE INCorporated



I, Stan Abramowitz, Chief Financial Officer, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of CONSOLIDATED MERCANTILE INCorporated for the period ending March 31, 2005;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements, together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.


DATED:  May 16, 2005.





Stan Abramowitz
Chief Financial Officer
Consolidated Mercantile Incorporated

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                        CONSOLIDATED MERCANTILE INCORPORATED

Date: May 17, 2005                      By:/s/STAN ABRAMOWITZ
                                        Stan Abramowitz, Secretary